FTAC EMERALD ACQUISITION CORP.

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

December 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	FTAC Emerald Acquisition Corp.
Registration Statement on Form S-1, as Amended
Filed: November 22, 2021
File No. 333-261254

Dear Cheryl Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Emerald Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on December 15, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr.
Chief Executive Officer

cc:	McDermott Will & Emery LLP Winston & Strawn LLP